April 15, 2009
Mr. Ernest Greene
Mr. John Hartz
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	PMFG, Inc. Form 10-K for Fiscal Year Ended June 30, 2008 Forms 10-Q for Fiscal Quarters Ended September 30, 2008 and December 31, 2008 File No. 1-34156
Dear Mr. Greene and Mr. Hartz:
     We are writing in response to your follow-up comment letter received by facsimile on April 3, 2009 (the “Comment Letter”). Set forth below is the response of PMFG, Inc. (the “Company”) to the one additional comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Comment Letter concerning the above referenced filings.
     For ease of reference, I have included the text of the Staff’s comment in bold-face type below, followed by the Company’s response.
FORM 10-K FOR THE YEAR ENDED JUNE 30, 2008
Financial Statements
Compensation Program Review, page 87
1.	We note your response to comment 6 of our March 2, 2009 letter. However, it appears that you are using compensation data about other companies, either wholly or in part, as a reference point on which to base, justify or provide a framework for a compensation decision. In future filings, to the extent you utilize a similar process, please identify the peer group of companies. Please refer to Question 118.05 of the Division’s Compliance & Disclosure Interpretations.
Response: The Company has previously identified the above described peer group of companies in its Form 10-K for the year ended June 30, 2008 on page 88 of the Form 10-K and in its Definitive Proxy Statement on Schedule 14A filed on October 6, 2008 on page 8 of the Definitive Proxy Statement. The Company will continue to identify the peer group of companies in its future filings to the extent the Company uses compensation data about other companies to base, justify or provide a framework for its compensation decisions or to the extent the Company utilizes a similar process.
     If you have any questions regarding the foregoing, please do not hesitate to contact me at (214) 353-5510, or by facsimile at (214) 351-4172.

Very Truly Yours,
/s/ Henry G. Schopfer, III
Henry G. Schopfer, III
Chief Financial Officer

cc:	Peter Burlage Melissa G. Beare James E. O’Bannon Larry D. Cannon

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